FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February 2008


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S H M A Dumoulin
                                        By  S H M A Dumoulin
                                            Secretary


Date: 04 February 2008

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            04 February 2008 - Unilever Acquires Inmarko

Exhibit 99



               UNILEVER ACQUIRES LEADING RUSSIAN ICE CREAM
                                COMPANY INMARKO

Unilever today announced that it has signed an agreement to acquire leading Russian ice cream company Inmarko for an undisclosed amount. The acquisition will further strengthen Unilever's position as the world's number one ice cream business. It will also strengthen Unilever's portfolio and competitive position in Russia, one of its priority countries.

Inmarko, established in 1991, is the leading ice cream company in Russia, with a turnover of approximately EUR115m in 2007. The company has a strong brand and product portfolio with clear market leadership in Central and Eastern Russia and a fast-growing business across all regions of the Russian Federation and Kazakhstan. It has an extensive supply chain network including three factories in Novosibirsk, Omsk and Tula, and currently employs more than 4,500 people.

Vindi Banga, Unilever's President for Foods, said: "Inmarko is a great brand that is well recognised by Russian consumers. We will put Inmarko at the heart of our ice cream business in Russia, and build on its successful strategy, powerful portfolio, and great talent and know-how. At the same time we will be looking together for opportunities to enrich and strengthen its competitiveness with Unilever's global scale and category expertise."

Chairman of Inmarko Dmitry Dokin has added: "We think this deal will give our business development a whole new perspective. Unilever's experience and resources will provide significant impetus for Inmarko's brands".

The transaction is subject to regulatory approval and is expected to be completed in the first half of 2008.

                                   ---ends---

Notes:

Unilever in Russia:

Unilever has been operating in Russia since 1992 and now has over 2,000 employees. Unilever's portfolio in the country includes Axe, Clear, Dove, Rexona, Sunsilk, Timotei, Domestos, Cif; Bertolli, Calve, Knorr, Rama, Rama Creme Bonjour, Pyshka, Lipton, Brooke Bond, Beseda.

Unilever has four factories in the Russian Federation (Moscow, Tula, and two sites in St-Petersburg,). The total volume of Unilever's investments in the Russian economy is over $600 million. You can find more information about Unilever worldwide or Unilever Russia on www.unilever.ru.

About Inmarko:

Company was established in 1991 in Novosibirsk where its headquarters is still based. Inmarko is the Russian leader in ice cream business. Company manufactures and sells more than 15 brands (with over 100 variations), amongst most popular are "Magnate", "Ekzo", "Russky razmakh", "Torzhestvo" and "San-Creamo", and also premium ice cream "Status". In 2005 the company began to sell frozen vegetables and berries under its own brand "Est' idea". Company employs more than 4.500 people while having extensive supply chain operations across the Russian federation and Kazachstan with 3 factories (Novosibirsk, Omsk and Tula), 8 owned or rented warehouses (total capacity more than 7.000 tons), over 540 retail kiosks and around 50.000 ice cream cabinets.

About Unilever

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life. Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including twelve EUR1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Flora, Bertolli, Dove, Lux, Pond's, Lynx, Sunsilk, Persil, Cif and Domestos. Unilever has around 179,000 employees in approaching 100 countries and generated annual sales of EUR40 billion in 2006. For more information about Unilever and its brands, visit www.unilever.com.



Media Relations:
Global               Tim Johns                               +44 7702 467725
UK                   Trevor Gorin                            +44 7711 020438
Europe               Tanno Massar                            +31 651 797781
US                   Dean Mastrojohn                         +1 201 894 2721
Russia               Denis Gurinovich                        +7 495 745 7380


SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of
the Boards.   Further details of potential risks and uncertainties affecting the
Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.